SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             -----------------------

                               HOST FUNDING, INC.
                            (Name of Subject Company)

                         Shares of Class A Common Stock
                         (Title of Class of Securities)

                                   441072-10-5
                                 (CUSIP Number)
                             -----------------------

                                 C.E. Patterson
                            MacKenzie Patterson Inc.
                          1640 School Street, Suite 100
                            Moraga, California 94556
                                 (510) 631-9100
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                December 22, 1999
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.   None


1.           Name of Reporting Persons

             CHARLES EVANS PATTERSON
             MACKENZIE PATTERSON , INC.
             MP VALUE FUND 5, LLC
             ACCELERATED HIGH YIELD PENSION INVESTORS, LTD.
             ACCELERATED HIGH YIELD INCOME  FUND II, LTD
             ACCELERATED HIGH YIELD INCOME  FUND, LTD

2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

             (a)     [ X ]
             (b)     [    ]

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

             Person                                             Source of Funds

             CHARLES EVANS PATTERSON                                    PF
             MACKENZIE PATTERSON , INC.                                 WC/AF
             MP VALUE FUND 5, LLC                                       WC
             ACCELERATED HIGH YIELD PENSION INVESTORS, LTD.             WC
             ACCELERATED HIGH YIELD INCOME  FUND II, LTD                WC
             ACCELERATED HIGH YIELD INCOME  FUND, LTD                   WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.           Citizenship or Place of Organization:

             Person                                        Place of Organization

             CHARLES EVANS PATTERSON                                 U.S.
             MACKENZIE PATTERSON , INC.                              CA
             MP VALUE FUND 5, LLC                                    CA
             ACCELERATED HIGH YIELD PENSION INVESTORS, LTD.          FLA
             ACCELERATED HIGH YIELD INCOME  FUND II, LTD             FLA
             ACCELERATED HIGH YIELD INCOME  FUND, LTD                FLA

7. Number of Shares Beneficially Owned by Each Reporting Person With Sole Voting Power:*

             CHARLES EVANS PATTERSON                               15,500
             MACKENZIE PATTERSON , INC.                           500,000
             MP VALUE FUND 5, LLC                                  75,355
             ACCELERATED HIGH YIELD PENSION INVESTORS, LTD.         5,583
             ACCELERATED HIGH YIELD INCOME  FUND II, LTD           20,000
             ACCELERATED HIGH YIELD INCOME  FUND, LTD               5,400


8.           Shared Voting Power:*

             CHARLES EVANS PATTERSON                               15,500
             MACKENZIE PATTERSON , INC.                           500,000
             MP VALUE FUND 5, LLC                                  75,355
             ACCELERATED HIGH YIELD PENSION INVESTORS, LTD.         5,583
             ACCELERATED HIGH YIELD INCOME  FUND II, LTD           20,000
             ACCELERATED HIGH YIELD INCOME  FUND, LTD               5,400

9.           Sole Dispositive Power*

             CHARLES EVANS PATTERSON                               15,500
             MACKENZIE PATTERSON , INC.                           500,000
             MP VALUE FUND 5, LLC                                  75,355
             ACCELERATED HIGH YIELD PENSION INVESTORS, LTD.         5,583
             ACCELERATED HIGH YIELD INCOME  FUND II, LTD           20,000
             ACCELERATED HIGH YIELD INCOME  FUND, LTD               5,400

10.          Shared Dispositive Power*

             CHARLES EVANS PATTERSON                               15,500
             MACKENZIE PATTERSON , INC.                           500,000
             MP VALUE FUND 5, LLC                                  75,355
             ACCELERATED HIGH YIELD PENSION INVESTORS, LTD.         5,583
             ACCELERATED HIGH YIELD INCOME  FUND II, LTD           20,000
             ACCELERATED HIGH YIELD INCOME  FUND, LTD               5,400


* Voting and dispositive power are exercised on behalf of MP VALUE FUND 5, LLC; ACCELERATED HIGH YIELD PENSION INVESTORS, LTD.; ACCELERATED HIGH YIELD INCOME FUND II, LTD; and ACCELERATED HIGH YIELD INCOME FUND, LTD by MacKenzie Patterson, Inc., the general partner or manager of each such entity. C.E. Patterson is a controlling person of MacKenzie Patterson, Inc.

11.          Aggregate Amount Beneficially owned by Each Reporting Person:

             CHARLES EVANS PATTERSON                               15,500
             MACKENZIE PATTERSON , INC.                           500,000
             MP VALUE FUND 5, LLC                                  75,355
             ACCELERATED HIGH YIELD PENSION INVESTORS, LTD.         5,583
             ACCELERATED HIGH YIELD INCOME  FUND II, LTD           20,000
             ACCELERATED HIGH YIELD INCOME  FUND, LTD               5,400

             These amounts and the  corresponding  percentages  set forth in Row
             (13)  below  are  based  on  shares  which  may  be  deemed  to  be beneficially owned by each reporting person, including 500,000 shares issuable to MPI upon exercise of certain warrants described in the Schedule. However, such persons by their affiliations may be deemed to beneficially own an aggregate of 621,838 shares, which is the total of all shares beneficially owned by all the reporting persons.


12.          Check if the Aggregate Amount of Row (11) Excludes Certain Shares
             (See Instructions):  [   ]

13. Percent of Class Represented by Amount in Row (11):

             CHARLES EVANS PATTERSON                                    0.7%
             MACKENZIE PATTERSON , INC.                                22.5%
             MP VALUE FUND 5, LLC                                       3.4%
             ACCELERATED HIGH YIELD PENSION INVESTORS, LTD.             0.3%
             ACCELERATED HIGH YIELD INCOME  FUND II, LTD                0.9%
             ACCELERATED HIGH YIELD INCOME  FUND, LTD                   0.2%


14.          Type of Reporting Person (See Instructions):

             Person                                                  Category

             CHARLES EVANS PATTERSON                                     IN
             MACKENZIE PATTERSON , INC.                                  CO
             MP VALUE FUND 5, LLC                                        OO
             ACCELERATED HIGH YIELD PENSION INVESTORS, LTD.              PN
             ACCELERATED HIGH YIELD INCOME  FUND II, LTD                 PN
             ACCELERATED HIGH YIELD INCOME  FUND, LTD                    PN

Item 1.      Security and Issuer.

             This Schedule relates to shares of the Class A Common Stock (the "Shares")of HOST FUNDING, INC., a Maryland corporation (the "Issuer"), the subject company. The address of the Issuer's principal executive offices is 6116
N. Central Expressway, Suite 1313, Dallas, Texas 75206.

Item 2.      Identity and Background.

             (a)-(c) The persons filing this statement (collectively the "Reporting Persons") are CHARLES EVANS PATTERSON ("Patterson"); MACKENZIE PATTERSON, INC. ("MPI"); MP VALUE FUND 5, LLC ("MPV5"); ACCELERATED HIGH YIELD PENSION INVESTORS, LTD. ("AHYPI"); ACCELERATED HIGH YIELD INCOME FUND II, LTD ("AHYIF2"); and ACCELERATED HIGH YIELD INCOME FUND, LTD. ("AHYIF"). MPV5, AHYPI, AHYIF2, and AHYIFare sometimes collectively referred to herein as the "Funds" and sometimes individually as a "Fund." Patterson, MPI and the Funds may be deemed to beneficially own an aggregate of 621,838 Shares, including 121,838 outstanding Shares and warrants to purchase 500,000 Shares (in the aggregate representing approximately 36% of the outstanding Shares or approximately 28% of the outstanding Shares plus Shares issuable upon exercise of warrants). In addition, MPI has acquired 500,000 of the Issuer's newly issued Series "A" Preferred shares, each convertible into a Share on or after December 31, 2002.

             MPI is the general partner or manager of each of the Funds. The principal business of each of the Funds is to acquire and hold for investment interests in real estate based limited partnerships, real estate investments trusts or other real estate based investment entities which have invested substantially all of their capital in real property, real estate ventures or other real property based investments. The principal business address for each of the filing persons is 1640 School Street, Suite 100, Moraga, California 94556.

MacKenzie Patterson, Inc.

MPI is a California corporation which engages, both directly and through its affiliates, in the business of real estate investment, and the management and administration of real estate investment portfolios.

C.E. Patterson is President and a director of MPI. He is the co-founder and President of Patterson Financial Services, Inc., a registered investment adviser. In 1981, Mr. Patterson founded PFS with his wife, Berniece A. Patterson, as a financial planning firm. Mr. Patterson founded Patterson Real Estate Services, a licensed California Real Estate Broker, in 1982. As President of PFS, Mr. Patterson is responsible for all investment counseling activities. He supervises the analysis of investment opportunities for the clients of the firm. He is a trustee of Consolidated Capital Properties Trust, a liquidating trust formed out of the bankruptcy court proceedings involving Consolidated Capital Properties, Ltd. Mr. Patterson is also an officer and controlling shareholder of Cal-Kan, Inc., an executive officer and controlling shareholder of Moraga Partners, Inc., and trustee of the Pat Patterson Western Securities, Inc. Profit Sharing Plan. Mr. Patterson, through his affiliates, manages a number of investment and real estate partnerships. Mr. Patterson also holds a 10% equity interest in Sutter Opportunity Fund, LLC, owner of 233,238 Shares.

Berniece A. Patterson is a director of MPI. In 1981, Ms. Patterson and C.E. Patterson established Patterson Financial Services, Inc. She serves as Chair of the Board and Vice President of PFS. Her responsibilities with PFS include oversight of administrative matters and monitoring of past projects underwritten by PFS. Ms. Patterson is Chief Executive Officer of an affiliate, Pioneer Health Care Services, Inc., and is responsible for the day-to-day operations of three nursing homes and over 300 employees.

Christine Simpson is vice president of MPI and is responsible for the day-to-day management of research, and securities purchases and sales on behalf of the entities managed by MPI. Ms. Simpson has been employed by MPI. since 1990.

Glen W. Fuller is assistant vice president and a director of MPI. Mr. Fuller joined MPI in 1998 and is responsible for, among other matters, new product development. Prior to joining MPI, he was a registered options principal and registered municipal securities principal at Morgan Fuller Capital Group, a broker dealer in San Francisco, California.

     Mr. Fuller is the son of Berniece Patterson. Mrs. Patterson is also the mother of the wife of Robert E. Dixon, a director of the Issuer and beneficial owner of approximately 11.5% of the outstanding Shares.

             During the last five years, none of the Funds, or, to the best knowledge of the Funds, neither MacKenzie L.P. nor MPI (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             (d)-(e) During the last five years, to the best knowledge of the Funds, none of the executive officers, directors or shareholders of MPI or any of the Funds (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             (f) The citizenship pr state of organization of each of the filing persons is set forth in item 6 of the cover page of this schedule. Each of the executive officers, directors and shareholders of MPI is a United States citizen.

Item 3.      Source and Amounts of Funds or Other Consideration.

             MPVF5 acquired a total of 30,000 Shares in February 1999 in an open market transaction for a price of $2 5/8 per Share. The balance of 76,338 Shares held by the Funds were acquired at a price of $3 per Share pursuant to a tender offered completed April 4, 1999, which transaction was reported in the final amendment to their Schedule 14D-1 filed as of that date. The purchase prices for the Shares purchased by each Fund were paid from their respective working capital.

             Patterson acquired 15,500 Shares in September, 1999 at a price of $21/2per Share. The purchase price was paid out of Patterson's personal funds.

             On December 22, 1999, the Issuer sold to MPI 500,000 shares of the Issuer's newly issued Series "A" Convertible Preferred Stock, $0.01 par value per share (the Series "A" Preferred"), for a purchase price of $3.00 per share. By purchasing the Series "A" Preferred Stock, MPI increased ownership of the outstanding voting stock of the Issuer by MPI and certain of its affiliates from approximately 7% to approximately 36.2%. MPI paid the Issuer $1,500,000 in cash for the shares of Series "A" Preferred. The Issuer also issued to MPI warrants to purchase 500,000 Shares for an exercise price of $3.00 per share, exercisable at any time for a period of six years from the date of issuance (the "Warrants"). Concurrently with the purchase of the shares of Series "A" Preferred and the issuance of the Warrants, the Issuer and MPI entered into an Advisory Agreement dated effective as of January 1, 2000 pursuant to which MPI will assume the day-to-day operations of the Issuer and direct new investments. MPI financed the transaction partially out of its working capital and partially out of the proceeds of an unsecured demand loan from Cal Kan, Inc., a corporation formed to make real estate and other investments owned 50% by C.E. Patterson and 50% by Thomas A. Frame. Cal Kan, Inc. provided such funds from its working capital.

Item 4.      Purpose of Transaction.

             The  Funds  and  Patterson   acquired  the  Shares  for  investment
purposes.

             In conjunction with the purchase by MPI of the Series "A" Preferred and Warrants from the Issuer, the Issuer and MPI agreed to certain management and operating changes. Effective as of December 21, 1999, Michael S. McNulty resigned as a director of the Issuer and was replaced by Mr. Glen W. Fuller, an officer and director of MPI. Effective as of December 31, 1999, Mr. McNulty also resigned as the President and Chief Executive Officer of the Issuer and was replaced by Patterson. Pursuant to the terms of the Series "A" Preferred, MPI, as the holder of all of the outstanding shares of the Series "A" Preferred, is entitled to elect two (2) of the five (5) directors of the Issuer at each annual meeting of the stockholders, and holders of the Series "A" Preferred otherwise vote with the Shares on all matters subject to shareholder action.

             In addition, the Issuer and MPI entered into an Advisory Agreement (the "Advisory Agreement") to be effective as of January 1, 2000. Pursuant to the terms and conditions of the Advisory Agreement, the Issuer engaged MPI as the external advisor of the Issuer. Under the Advisory Agreement, the Issuer appointed MPI as the Issuer's exclusive agent to supervise the day-to-day operations of the Issuer, including, overseeing the current lessees of the Issuer's existing hotel properties, serving as the Issuer's advisor and consultant in connection with the administrative, policy and investment decisions made by the Board of Directors of the Issuer, and performing or supervising the various administrative and accounting functions necessary for the management of the Issuer. The Issuer will pay MPI an advisory fee of $350,000 per year for the advisory and administrative services provided to MPI under the Advisory Agreement. In order to implement the responsibilities of MPI under the Advisory Agreement, the Issuer's principal offices will be relocated to Moraga, California.

Item 5.      Interest in Securities of the Issuer.

             (a) As of the date hereof, each of the Reporting Persons holds the number of Shares set forth on the cover page of this schedule, with MPI deemed to own beneficially the 500,000 authorized but unissued Shares issuable upon exercise of the Warrants. The percentages reflected on the cover page also represent the percentages based on the assumed issuance of the Shares subject to the Warrants. Each Reporting Person by his or its affiliations may be deemed to beneficially own an aggregate of 621,838 Shares, which is the total of all Shares beneficially owned by all the Reporting Persons.

             (b) Voting and dispositive power are exercised on behalf of the Funds by MacKenzie Patterson, Inc., the general partner or manager of each such entity. C.E. Patterson is a controlling person of MacKenzie Patterson, Inc.

             (c)     See the discussion under Items 3 and 4 above.

             (d) Not applicable. However, the shareholders, limited partners or members of each Fund and MPI have an interest in the assets of such entities, and thus an indirect interest in the Shares.

             (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

             See the discussion under Item 3 above.

Item 7.      Material to be Filed as Exhibits.

             Stock Purchase Agreement dated effective as of December 21, 1999 by and between Host Funding, Inc. and MacKenzie Patterson, Inc. (filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on January 6, 2000, and incorporated herein by this reference)

             Advisory Agreement dated effective as of January 1, 2000 by and between Host Funding, Inc. and MacKenzie Patterson, Inc. (filed as
             Exhibit 2.2 to the Current Report on Form 8-K filed by the Issuer on January 6, 2000, and incorporated herein by this reference)

             Articles Supplementary filed with the State Department of Assessments and Taxation of the State of Maryland on December 20, 1999 (filed as Exhibit 2.3 o the Current Report on Form 8-K filed by the Issuer on January 6, 2000, and incorporated herein by this reference)

             Warrant Agreement dated effective as of December 21, 1999 by and between Host Funding, Inc. and MacKenzie Patterson, Inc. (filed as
             Exhibit 2.4 to the Current Report on Form 8-K filed by the Issuer on January 6, 2000, and incorporated herein by this reference)

             Registration Rights Agreement dated effective as of December 21, 1999 by and between Host Funding, Inc. and MacKenzie Patterson, Inc. (filed as Exhibit 2.5 to the Current Report on Form 8-K filed by the Issuer on January 6, 2000, and incorporated herein by this reference)

             After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:        January 7, 2000

/s/ C.E. Patterson
Charles Evans Patterson

MACKENZIE PATTERSON , INC.

By:          /s/ C.E. Patterson
             C. E. Patterson, President

MP VALUE FUND 5, LLC

By  MACKENZIE PATTERSON , INC., Manager

             By:     /s/ C.E. Patterson
                     C. E. Patterson, President

ACCELERATED HIGH YIELD PENSION INVESTORS, LTD.

By  MACKENZIE PATTERSON , INC., General Partner

             By:     /s/ C.E. Patterson
                     C. E. Patterson, President

ACCELERATED HIGH YIELD INCOME  FUND II, LTD

By  MACKENZIE PATTERSON , INC., General Partner

             By:     /s/ C.E. Patterson
                     C. E. Patterson, President

ACCELERATED HIGH YIELD INCOME  FUND, LTD

By  MACKENZIE PATTERSON , INC., General Partner

             By:     /s/ C.E. Patterson
                     C. E. Patterson, President